Issuer Free Writing Prospectus Dated November 28, 2007

Relating to Preliminary Prospectus Supplement Dated November 28, 2007

Filed Pursuant to Rule 433

Registration Statement No. 333-129275

Final Term Sheet

For

Financing

of

SCOLR Pharma, Inc.

By reading the information contained within this document, the recipient agrees with SCOLR Pharma, Inc. and ThinkEquity Partners LLC to maintain in confidence such information, together with any other non-public information regarding SCOLR Pharma, Inc. obtained from SCOLR Pharma, Inc., ThinkEquity Partners LLC, or their agents during the course of the proposed financing and to comply with the recipient’s obligations under applicable U.S. and state securities laws.

ThinkEquity Partners LLC

CONFIDENTIAL SUMMARY OF TERMS AND CONDITIONS

This Confidential Summary of Terms and Conditions is not intended to be contractually binding, other than the cover sheet and the section entitled “Confidential Information,” and is subject in all respects (other than with respect to such section) to the execution of the Subscription Agreement.

Issuer:	SCOLR Pharma, Inc., a Delaware corporation (the “Company”).

Securities Offered:	Up to an aggregate of (i) 5,000,000 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”), and (ii) 2,500,000 warrants to purchase Common Stock (such number being 50% of the number of Shares so purchased, the “Warrants”, and together with the Shares, the “Securities”), for a purchase price of $____ per unit (the “Offering”). The Shares and Warrants are immediately separable and will be issued separately. There is no minimum offering amount.

Warrants:	The exercise price of the Warrants shall be $____ per share (20% above the closing price at pricing). The Warrants shall have the rights, preferences, privileges and restrictions substantially as set forth in the Form of Warrant attached hereto.

Purchase Price:	$_____ per unit

Use of Proceeds to Company:

We expect to use the net proceeds from the sale of these Securities for general corporate purposes, including further development of our lead clinical programs, capital expenditures and to meet working capital needs. “Net proceeds” is what we expect to receive after we pay the placement agency fee, financial advisory fee and other estimated expenses for this Offering.

We will retain broad discretion in the allocation of the net proceeds of this Offering. Pending the uses described above, we intend to invest the net proceeds of this Offering in short-term interest-bearing securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

Subscription and Closing Date:	The Company and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) shall execute a Subscription Agreement in substantially the form attached hereto. It is expected that the closing of the Offering shall occur, and the Securities shall be issued to the Investors and funds paid to the Company therefor, on or about November 30, 2007 (the “Closing Date”).

Risk Factors:	The Securities offered involve a high degree of risk. See the disclosure relating to the risks affecting the Company set forth in the base prospectus included in the registration statement relating to this Offering and the documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended.

AMEX Symbol:	DDD

Confidential Information:	The recipient of this Confidential Summary of Terms and Conditions and the materials attached hereto agrees with the Company and ThinkEquity Partners LLC to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, ThinkEquity Partners LLC, or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

Placement Agent:	The Company has engaged ThinkEquity Partners LLC to act as placement agent in connection with the Offering. The placement agent will receive a fee equal to 6.0% of the gross proceeds from the sale of the Securities.

SCOLR Pharma, Inc. has filed a registration statement (Registration No. 333- 129275, including a prospectus) under the Securities Act of 1933, as amended, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the base prospectus and any other offering documents if you request them by calling (425) 373-0171.

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